UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Zhongpin Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
98952K107
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	98952K107

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Caledonia (Private) Investments Pty Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Australia

	5.	SOLE VOTING POWER

NUMBER OF		2,280,527

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,280,527

WITH:	8.	SHARED DISPOSITIVE POWER

		0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,280,527 [1]

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.5%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	FI -IA

Page 2 of 6 pages

Item 1(a).	Name of Issuer:
     Zhongpin Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
21 Changshe Road, Changge City, Henan Province, People’s Republic of China 461500

Item 2(a).	Name of Persons Filing:
     Caledonia (Private) Investments Pty Ltd.

Item 2(b).	Address of Principal Business Office, or if None, Residence:
Gold Fields House
Level 21 1 Alfred St
Sydney NSW 2000

Item 2(c).	Citizenship:
Australia

Item 2(d).	Title of Class of Securities:
     Common Stock

Item 2(e).	CUSIP Number:
     98952K107

Item 3.	If this Statement is filed pursuant to 240.13d -1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a -8).

(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

Page 3 of 6 pages

(g)	☐	A parent holding company or control person in accordance with 240.13d - 1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a -3);

(j)	☑	A non-U.S. institution that is the functional equivalent of any of the institutions listed in Rule 240.13d-1 (b)(1)(ii)(A) through (I), so long as the non-U.S. institution is subject to a regulatory scheme that is substantially comparable to the regulatory scheme applicable to the equivalent U.S. institution;

(k)	☐	Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:	2,280,527	[1]
(b) Percent of class:	6.5%
(c) Number of shares as to which the person has:
(i) Sole power to vote or direct the vote:	2,280,527
(ii) Shared power to vote or to direct the vote:	0
(iii) Sole power to dispose or to direct the disposition of:	2,280,527
(iv) Shared power to dispose or to direct the disposition of:	0

[1]	The Common Stock reported in this Schedule 13G does not include (i) an aggregate 509,155 shares of Common Stock held by the GJJ Family Trust or (ii) an aggregate 143,474 shares of Common Stock held by the CJH Family Trust, each of which is a discretionary trust controlled by James William Vicars, a director of Caledonia (Private) Investments Pty Ltd. Caledonia (Private) Investments Pty Ltd. expressly disclaims beneficial ownership of all Common Stock held by GJJ Family Trust and CJH Family Trust, and has no voting or dispositive power with respect to such Common Stock.

Page 4 of 6 pages

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Item 8.	Identification and Classification of Members of the Group.

Item 9.	Notice of Dissolution of Group.

Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to investment advisers with an Australian Financial Services license is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

Page 5 of 6 pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2011

Date

/s/ Bernard Stanton

Signature

Bernard Stanton / Director

Name/Title

Page 6 of 6 pages